



Robert Nathanson

Chief Executive Officer at Palmia Corporation

San Francisco Bay Area

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 **Palmia Corporation**

Life Chiropractic College, West

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500+ connections

Successful at marketing and building high-performance executive teams and leading sophisticated platforms and service organizations with market penetration. A strategic visionary with a clear sense of purpose and urgency when faced with diverse situational challenges during periods of both declini...

📄 **Palmia Deck January 2017**

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Articles & activity
14,355 followers

Local Beer Co. Sells Out & Raises $50,000 in 48 Hours

Robert Nathanson
Published on LinkedIn

Today the craft beer industry is seeing sales exceeding $109 Billion with women making up 30% or $31 Billion of this number. Between 2011 and 2015, the market share for craft b ...see more

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When good people show up in this world. Amen!
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Thank God!
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Would love to get more info. Thanks!
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Experience



Chief Executive Officer
Palmia Corporation
Oct 2015 – Present · 2 yrs 11 mos
San Francisco Bay Area

Creators of Palmia Beer. Clara de España. Palmia is in a category of its own.

* Clara - a beer and lemon drink that is popular on the beaches of Spain. Lemon infused light beer.
Healthy alternative - a 90 calorie, naturally flavored choice. 4.2% alcohol by content













Palmia- Clara de Espana

Spring Forward With Palmia Lager

OpenTreatment

Founder and CEO
OpenTreatment
Aug 2013 – Present · 5 yrs 1 mo
San Francisco Bay Area

OpenTreatment is a mobile app and web-based that addresses important needs of patients, doctors, and hospitals. For patients, OpenTreatment empowers them to easily find and submit intake forms and insurance verification. For doctors, OpenTreatment reduces office-operating costs, and creates new revenue sources. . Patients will be able to complete an onli... See more

Marqeta, Inc

Business Development
Marqeta, Inc
Dec 2011 – Apr 2013 · 1 yr 5 mos
San Francisco Bay Area

Shopping Evolved.

Marqeta is a prepaid card solution that's changing the way people shop – and changing the way merchants interact with their best customers. Consumers pre-spend at their favorit... See more

Nathanson Holdings, LLC

VP of Business Development & Strategy / Founder
Nathanson Holdings, LLC
Dec 2009 – Nov 2011 · 2 yrs

Nathanson Holdings, LLC is a business consulting firm specializing in helping owners to grow their businesses and their bottom line. From San Francisco, California, Nathanson Holdings, LLC works with businesses in San Francisco and nationwide. Our specialty is working with companies from startup to 100 employees and up to $100 million in sales.... See more

San Francisco Bay Chiropractic

Doctor of Chiropractic & Founder
San Francisco Bay Chiropractic
Jul 2001 – Sep 2010 · 9 yrs 3 mos

Transformed care from a focus on disease to a focus on wellness by promoting high standards in professional ethics and quality of treatment. Responsible for corporate identity, marketing collateral, online advertising, direct mail, web sites, viral/buzz marketing campaigns, and promotional events including professional athletics. Maintained complete autonomo... See more

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Education

Life Chiropractic College, West

Life Chiropractic College, West
D.C., Board Certified Doctor of Chiroptractic, QME, & IDE
1996 – 2000
Activities and Societies: State appointed Qualified Medical Evaluator (QME) and Industrial Medical Examiner (IDE), Deans List

- State Appointed Qualified Medical Evaluator (Q.M.E.)
- Agreed Medical Examiner (A.M.E.)
- State Appointed Industrial Medical Examiner

- Independent Medical Examiner
- Fellow, Association of Industrial Forensic Chiropractic Consultants (AFICC)
- State of California Board Certified – Radiologist Technician
- Member of California Chiropractic Association (CCA)
- Certified in CPR - American Red Cross

 **University of San Francisco**

B.S.B.A, BioChemistry and Marketing

1990 – 1995

Activities and Societies: Member of the California Marketing Association, Member of the Business Development Group, United States Tennis Association, Men's Tennis, and Travel

Dean's List all four years.

 **Campolindo High School**

Diploma

1986 – 1989

Activities and Societies: Men's Varsity Tennis Team

Volunteer Experience

 **Volunteer**

Hack Cancer SF

Jan 2014 – Present • 4 yrs 8 mos

Health

Amazing to be a part of an organization helping so many in need living with cancer today. Research will continue to find a cure one day.

Skills & Endorsements

Start-ups · 99+

Endorsed by **Daniel Kivatinos and 16 others** who are highly skilled at this

Endorsed by **3 of Robert's colleagues at Marqeta, Inc**

Strategy · 99+

Endorsed by **Shira Abel and 3 others** who are highly skilled at this

Endorsed by **3 of Robert's colleagues at Marqeta, Inc**

Strategic Partnerships · 99+

Endorsed by **Sue Kung, who is highly skilled at this**

Endorsed by **2 of Robert's colleagues at Palmia Corporation**

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